Advisory: TransAlta first quarter 2007 conference call and annual shareholder meeting

CALGARY, Alberta (April 16, 2007) – TransAlta Corporation (TSX: TA; NYSE: TAC) will release its first quarter 2007 results before market open on Tuesday, April 24, 2007. A conference call and webcast to discuss the results will be held for analysts, members of the media and other interested parties the same day beginning at 9 a.m. Mountain (11:00 a.m. Eastern). The media will be invited to ask questions following analysts and investors.

Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Jennifer Pierce" as moderator.

Dial-in numbers:
For local Calgary participants – (403) 232-6311
For local Toronto participants – (416) 883-0139
Toll-free North American participants – 1-888-458-1598
Participant pass code –  26326#

If you are unable to participate in the call, the instant replay is accessible at 1-877-653-0545 with TransAlta pass code 400191#. A transcript will be posted on TransAlta’s website approximately one day after the conference call.

On Thursday, April 26, TransAlta will hold its Annual Meeting of Shareholders at 11 a.m. Mountain (1 p.m. Eastern). The meeting will be held at the Calgary Zoo, Safari Lodge Canada Room.   Media are asked to arrive and register for the Annual Meeting before 10:45 a.m. There will be a question and answer session for the media immediately after the meeting.

The Annual Meeting will be broadcast via webcast and conference call. To access the broadcast, please visit www.transalta.com or use the dial-in information provided below.

Dial-in numbers:
For local Calgary participants – (403) 232-0994
For local Toronto participants – (416) 883-0133
Toll-free North American participants – 1-877-385-4099
Participant pass code –  8738131#

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TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

For more information:

Media Inquiries: Joel Thompson Director, Communications Phone: (403) 267-7208 Email: joel_thompson@transalta.com	Investor Inquiries: Jennifer Pierce Director, Investor Relations Phone: (403) 267-7622 Email: investor_relations@transalta.com